UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              ANGELICA CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    034663104
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 12, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 034663104

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Pirate Capital LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) |_|
      (b) |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

            7     SOLE VOTING POWER

                  0

            8     SHARED VOTING POWER

                  1,167,147

            9     SOLE DISPOSITIVE POWER

                  0

            10    SHARED DISPOSITIVE POWER

                  1,167,147

            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,167,147

            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|

            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.4%

            14    TYPE OF REPORTING PERSON

                  IA

CUSIP: 034663104

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Thomas R. Hudson Jr.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) |_|
      (b) |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

            7     SOLE VOTING POWER

                  0

            8     SHARED VOTING POWER

                  1,167,147

            9     SOLE DISPOSITIVE POWER

                  0

            10    SHARED DISPOSITIVE POWER

                  1,167,147

            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,167,147

            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|

            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.4%

            14    TYPE OF REPORTING PERSON

                  IN

The Schedule 13D filed on January 5, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $1.00 par value (the "Shares"), of Angelica Corporation (the "Issuer"), as amended by Amendment No. 1 on March 17, 2005, Amendment No. 2 on July 5, 2005, Amendment No. 3 on September 22, 2005, Amendment No. 4 on February 15, 2006 and Amendment No. 5 on April 4, 2006, is hereby amended by this Amendment No. 6 to the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of approximately $27,088,386 was paid to acquire such Shares.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own 1,167,147 Shares, constituting approximately 12.4% of the Shares outstanding.

      The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 9,409,203 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K for the year ended January 28, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 148,190 Shares held by Jolly Roger Fund LP. By virtue of an agreement with Jolly Roger Offshore Fund LTD, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,018,957 Shares held by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas
R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,167,147 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons since the last filing of this Schedule 13D, each of which was effected on the open market.

Jolly Roger Offshore Fund LTD

Trade Date       Shares Purchased (Sold)        Price per Share ($)
----------       -----------------------        -------------------
4/13/2006                          3,700                      20.33
4/25/2006                          1,500                      20.00
4/27/2006                          4,906                      20.05
5/01/2006                         11,300                      19.99
5/03/2006                         13,200                      20.12
5/05/2006                         12,000                      20.15
5/08/2006                          2,300                      20.13
5/10/2006                          3,640                      20.29
5/11/2006                         25,000                      20.21
5/12/2006                         17,854                      20.04
5/15/2006                          7,150                      19.26
5/16/2006                          5,900                      19.24

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2006

                                        Pirate Capital LLC


                                        /s/ Thomas R. Hudson Jr.
                                        ------------------------
                                    By: Thomas R. Hudson Jr.
                                        Portfolio Manager


                                        /s/ Thomas R. Hudson Jr.
                                        ------------------------
                                        Thomas R. Hudson Jr.